Kevin M. Frank To Call Writer Directly: +1 312 862 3373 kevin.frank@kirkland.com	333 West Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

January 23, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger
Jennifer Thompson
Bradley Ecker
Geoffrey Kruczek

Re:	Yellowstone Midco Holdings II, LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed on January 16, 2026
File No. 333-291581

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Yellowstone Midco Holdings II, LLC, a Delaware limited liability company (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 3 to the Registration Statement on Form S-1 (the “Revised Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 22, 2026, from the staff of the SEC (the “Staff”) relating to the Amendment No. 2 to Registration Statement on Form S-1 previously filed with the Staff on January 16, 2026. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the updated prospectus contained in the Revised Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Revised Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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U.S. Securities and Exchange Commission

January 23, 2026

Amendment No. 2 to Form S-1 filed January 16, 2026

Prospectus Summary

Organizational Structure, page 20

1.

We note your discussion of the Corporate Conversion, including quantification of the number of your common shares to be issued upon conversion of Midco II’s common units. Please also quantify here the number of your common shares to be issued upon conversion of Midco II’s Class P Units to make it clear that a total of 109 million shares will be issued in the Corporate Conversion.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 20 of the Revised Registration Statement by adding the bolded language below to quantify the number of common shares to be issued upon conversion of Midco II’s Class P Units to make it clear that a total of 109 million shares will be issued in the Corporate Conversion:

At the time of the Corporate Conversion, all outstanding common units of Midco II will convert into approximately 99,558,713 shares of our common stock, including 2,189,106 shares of unrestricted common stock to be distributed in respect of vested Incentive Units and 2,059,317 shares of restricted stock to be distributed in respect of unvested Incentive Units, in each case, in connection with the Incentive Unit Distributions described below.

Unless otherwise stated in this prospectus, Class P conversion amounts are based on the aggregate total preference amount of Class P Units accrued through January 29, 2026 for illustrative purposes. Based on such assumption, the Class P Units will convert into 9,441,287 shares of our common stock. As a result, immediately prior to this offering, 109,000,000 shares of our common stock will be outstanding. Excluding restricted stock distributed in respect of unvested Incentive Units, 106,940,683 shares of our common stock will be outstanding.

U.S. Securities and Exchange Commission

January 23, 2026

Summary Consolidated Financial Data, page 25

2.

Your statement that all pro forma information included below gives effect to the Common Control Reorganization appears incomplete. Given the lack of stand-alone pro forma financial statements elsewhere in your filing that might better explain the transactions and assumptions underlying your presentation of pro forma information, please ensure your disclosure here clearly explains such transactions and assumptions. For example, please revise the introduction to this section to clarify, if true, that the pro forma net loss per share data included below gives effect to the Common Control Reorganization, the Class P Unit Issuance, the Corporate Conversion, the Holdings Liquidation and Incentive Unit Distributions, the Credit Agreement Transactions, the execution of the TRA, the IPO Grants, and any other transactions you have included as if all of these transactions occurred on January 1, 2024. Please further clarify, if true, that the pro forma balance sheet data gives effect to all of these transactions as if they occurred on September 30, 2025 and the pro forma as adjusted balance sheet data gives further effect to your offering as if it occurred on September 30, 2025.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has added the following bolded language to the introduction to the Summary Consolidated Financial Data section on page 25 of the Revised Registration Statement to clarify (i) the transactions that the pro forma net loss per share data gives effect to as if those transactions occurred on January 1, 2024, (ii) the fact that the pro forma balance sheet gives effect to all of these transactions as if they occurred on September 30, 2025, and (iii) the fact that the pro forma as adjusted balance sheet data gives further effect to the offering as if it occurred on September 30, 2025:

All pro forma information included below gives effect to (i) the Common Control Reorganization and Class P Unit Issuance, (ii) the Corporate Conversion, including the conversion of all outstanding common units of Midco II into 99,558,713 shares of our common stock, inclusive of the Incentive Units described in (iii), and the conversion of the Class P Units into an aggregate of 9,441,287 shares of common stock, (iii) the Incentive Unit Distributions, including the distribution of 2,189,106 shares of unrestricted common stock in respect of vested Incentive Units and 2,059,317 shares of restricted common stock in respect of unvested Incentive Units (both restricted and unrestricted common stock issued to former Incentive Unit holders is part of the total 109,000,000 common shares issued to Holdings immediately prior to this offering), (iv) the Credit Agreement Transactions, (v) the execution of the TRA and (vi) the IPO Grants. Class P conversion amounts are based on aggregate total preference amount of Class P Units accrued through January 29, 2026 for illustrative purposes. The pro forma balance sheet data gives effect to these transactions as if they occurred on September 30, 2025 and the pro forma as adjusted balance sheet data gives further effect to the offering as if it occurred on September 30, 2025. The pro forma net loss per share data gives effect to all pro forma transactions summarized above, except for the offering which is not reflected, as if each occurred on January 1, 2024.

U.S. Securities and Exchange Commission

January 23, 2026

3.

Please revise your disclosures here and in the Capitalization table, as needed, to consistently include the same transactions in your pro forma numbers versus your pro forma as adjusted numbers. In this regard, tell us how the IPO Grants are consistently presented between pro forma net loss per share and your pro forma balance sheet data. Additionally, please disclose to your readers the impact of the IPO Grants on your pro forma or pro forma as adjusted additional paid in capital and accumulated deficit, or that there is no such impact and a brief explanation of why.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures in the Summary Consolidated Financial Data and Capitalization sections of the Revised Registration Statement to consistently describe the same transactions in its pro forma numbers versus its pro forma as adjusted numbers, including a cross-reference to the Capitalization section in the Summary Consolidated Financial Data section. Additionally, the Company has clarified how the IPO Grants are consistently presented between pro forma net loss per share and its pro forma balance sheet, including clarification that the IPO Grants did not impact its pro forma or pro forma as adjusted additional paid in capital and accumulated deficit due to the IPO Grants not vesting as of the time of the offering by adding the following bolded language and deleting the ~~struck through~~ language on page 30 of the Revised Registration Statement discussing the Consolidated Balance Sheet:

The Pro Forma column reflects (i) the Common Control Reorganization and Class P Unit Issuance, (ii) the Corporate Conversion, including the conversion of all outstanding common units of Midco II into 99,558,713 shares of our common stock, inclusive of the Incentive Units described in (iii), and the conversion of the Class P Units into an aggregate of 9,441,287 shares of common stock, (iii) the Incentive Unit Distributions, including the distribution of 2,189,106 shares of unrestricted common stock in respect of vested Incentive Units and 2,059,317 shares of restricted common stock in respect of unvested Incentive Units (both restricted and unrestricted common stock issued to former Incentive Unit holders is part of the total 109,000,000 common shares issued to Holdings immediately prior to this offering), (iv) the Credit Agreement Transactions, ~~and~~(v) the execution of the TRA and (vi) the IPO Grants. The TRA is not expected to result in the recognition of an initial obligation as it is not probable that the Company will be able to utilize the TRA attributes. The IPO Grants did not result in a Pro Forma adjustment as none of those IPO Grants immediately vest at the time of this offering. The IPO Grants will vest in annual installments over three years. See “Capitalization” for further details of these adjustments.

U.S. Securities and Exchange Commission

January 23, 2026

Further, the Company has revised its disclosures to the Capitalization section by adding the following bolded language and deleting the ~~struck through~~ language on page 94 of the Revised Registration Statement:

The information presented in the table above excludes~~does not include~~ 679,125 shares of common stock underlying~~upon vesting and settlement of~~ the IPO Grants, assuming an initial public offering price of $32.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus because the IPO Grants are not subject to immediate vesting.

4.

We note that your computation on page 26 of pro forma net loss attributable to common stockholders of York Space Systems Inc. includes an amount to record compensation expense related to the Incentive Unit Distributions. We have the following comments:

•

Please explain to us why the amount for the year ended December 31, 2024 of $119.5 million and for the nine months ended September 30, 2025 of $12.4 million differs from the amount disclosed on page 20 of $135 million related to expected stock compensation expense for the Incentive Unit Distributions, and revise your disclosures as appropriate to clarify this matter to your readers.

•

Additionally, please tell us why the amounts disclosed in this table on page 26 differ from the $70.1 million compensation expense included in the pro forma column of the Capitalization table and discussed in footnote (4) on page 90, and revise your disclosures as appropriate to clarify this matter to your readers. In doing so, consider revising the introductory bullet points above your Capitalization table to clarify, if true, that the pro forma column gives effect to the identified transactions, including the Incentive Unit Distributions, as if they occurred on September 30, 2025 and revising footnote (4) on page 90 to clarify why the Incentive Unit Distributions result in an immediate recording of compensation expense.

•	Please tell us why this appears to be the only pro forma adjustment to your historical expenses that is not presented net of tax effects.

U.S. Securities and Exchange Commission

January 23, 2026

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures regarding compensation expense related to Incentive Unit Distributions in the following manners:

•

The Company has added footnote (d) to the pro forma adjustment to describe the recognition of compensation expense related to the restricted and unrestricted common shares distributed in respect of Incentive Units line within its unaudited pro forma basic and diluted net loss per share table on page 29 of the Revised Registration Statement.

•

The Company has updated footnote (5) of the Capitalization table to clarify why the Incentive Unit Distributions result in an immediate recording of compensation expense on page 93 of the Revised Registration Statement:

(5)

This adjustment reflects the recognition of $70.1 million in compensation expense as a result of the distribution of 2,189,106 shares of unrestricted common stock in respect of vested Incentive Units that vest at the time of this offering, based on an initial public offering price of $32.00, which is the midpoint of the estimated price range set forth on the cover of this prospectus, though the actual compensation expense will vary based on the actual initial public offering price. There is no compensation expense included in this adjustment for restricted common stock issued in respect of unvested Incentive Units as these only begin to vest after this offering.

•

The Company has added footnote (d) to the pro forma adjustment on page 29 of the Revised Registration Statement to clarify that the Incentive Unit Distributions are not tax effected as the associated compensation expense is not tax deductible.

U.S. Securities and Exchange Commission

January 23, 2026

Further, the Company advises the Staff that it has added the following bolded language to the introduction to the Capitalization section on page 91 of the Revised Registration Statement:

Both the pro forma basis and pro forma as adjusted basis reflect the impact of the various transactions as if they all occurred on September 30, 2025.

5.	Refer to your consolidated balance sheet date presented on page 27. We have the following comments:

•

We note that you have included footnote disclosure which generally explains the nature of the adjustments reflected in the pro forma and pro forma as adjusted columns. Given the lack of stand-alone pro forma financial statements elsewhere in your filing that might better explain the transactions, assumptions and amounts underlying your presentation of pro forma balance sheet data, please revise your disclosures here to include more detailed quantitative disclosure of how the significant adjustments to the amounts in the actual column were calculated or determined. In doing so, for any line items for which transparent quantitative explanation of pro forma adjustments is included in your Capitalization disclosures beginning on page 88, we will not object to cross-referencing those disclosures.

•

Additionally, to assist us in evaluating these disclosures, please provide us in your response with a reconciliation of the pro forma and pro forma as adjusted amounts presented for each balance sheet line item to the corresponding actual amount.

•

Alternatively, given the number and complexity of the transactions reflected in your pro forma and pro forma as adjusted columns, you may wish to present stand-alone pro forma financial statements elsewhere in your filing and revise your disclosures here to cross-reference the pro forma and pro forma as adjusted columns in those pro forma financial statements.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has clarified its disclosures on pages 30 and 31 of the Revised Registration Statement regarding its consolidated balance sheet within the Summary Consolidated Financial Data by cross-referencing to the “Capitalization” section within footnotes (b) and (c), which now includes a detailed reconciliation and discussion of both “pro forma” and “pro forma as adjusted” items.

U.S. Securities and Exchange Commission

January 23, 2026

Further, the Company has added the following bolded language and deleted the ~~struck through~~ language to footnote (b) related to the “pro forma” column on page 30 of the Revised Registration Statement:

The Pro Forma column reflects (i) the Common Control Reorganization and Class P Unit Issuance, (ii) the Corporate Conversion, including the conversion of all outstanding common units of Midco II into 99,558,713 shares of our common stock, inclusive of the Incentive Units described in (iii), and the conversion of the Class P Units into an aggregate of 9,441,287 shares of common stock, (iii) the Incentive Unit Distributions, including the distribution of 2,189,106 shares of unrestricted common stock in respect of vested Incentive Units and 2,059,317 shares of restricted common stock in respect of unvested Incentive Units (both restricted and unrestricted common stock issued to former Incentive Unit holders is part of the total 109,000,000 common shares issued to Holdings immediately prior to this offering), (iv) the Credit Agreement Transactions, ~~and~~(v) the execution of the TRA and (vi) the IPO Grants. The TRA is not expected to result in the recognition of an initial obligation as it is not probable that the Company will be able to utilize the TRA attributes. The IPO Grants did not result in a Pro Forma adjustment as none of those IPO Grants immediately vest at the time of this offering. The IPO Grants will vest in annual installments over three years. See “Capitalization” for further details of these adjustments.

6.

Please revise your footnote disclosure to more clearly explain how the denominator in the pro forma basic and diluted earnings per share was calculated or determined for each period presented. In this regard, we note that there is a pro forma adjustment to reflect the Common Control Reorganization and a separate adjustment to reflect the Corporate Conversion; however, it is not clear how these combined amounts relate to the 109 million common shares that you disclose elsewhere will be issued in the Corporate Conversion. For example, if Midco I’s redeemable preferred units were exchanged for Midco II common units in the Common Control Reorganization, and will be exchanged for your common stock in the Corporate Conversion, and the pro forma weighted average number of shares outstanding is lower than 109 million due to fluctuations in the number of redeemable preferred units outstanding during the historical periods, please clarify this matter to your investors. Additionally, to assist us in evaluating these disclosures, please provide us in your response with a reconciliation of the number of common and redeemable preferred units seen in Midco I’s financial statements to your detailed calculation of pro forma weighted average number of shares outstanding for each of the year ended December 31, 2024 and the nine months ended September 30, 2025.

U.S. Securities and Exchange Commission

January 23, 2026

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma EPS presentation and related disclosures beginning on page 26 of the Revised Registration Statement to more clearly reconcile the components of the numerator and denominator. Specifically, footnote (f) highlights the exclusion of the shares to be distributed as restricted stock, which are included in the 99,558,713 shares of common stock expected to be issued to Holdings upon the Corporate Conversion but are not included in these pro forma calculations.

Further, the Company refers the Staff to the revised introductory statement on page 25 of the Revised Registration Statement which outlines that the restricted shares are included in the 109,000,000 shares of common stock described elsewhere in the Revised Registration Statement.

7.

In footnote 1 on page 27, the introductory bullet points above the Capitalization table on page 88, and your discussion of Dilution on page 92, you quantify the number of restricted and unrestricted common shares resulting from the Incentive Unit Distributions. Please revise to clarify, if true, that the Incentive Unit Distributions will be made out of the common shares issued to Holdings in the Corporate Conversion and do not represent an additional issuance of your common stock. We believe this matter is unclear from your current disclosures.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its quantification of the number of restricted and unrestricted common shares resulting from the Incentive Unit Distributions by adding the following bolded language on pages 25, 30, 91 and 96 of the Revised Registration Statement to clarify that the Incentive Unit Distributions will be made out of the common shares issued to Holdings in the Corporate Conversion and do not represent an additional issuance of our common stock:

the Incentive Unit Distributions, including the distribution of 2,189,106 shares of unrestricted common stock in respect of vested Incentive Units and 2,059,317 shares of restricted common stock in respect of unvested Incentive Units (both restricted and unrestricted common stock issued to former Incentive Unit holders is part of the total 109,000,000 common shares issued to Holdings immediately prior to this offering),

U.S. Securities and Exchange Commission

January 23, 2026

Capitalization, page 88

8.

Please revise your disclosures to better explain why Midco I’s redeemable preferred units are no longer outstanding in the Pro Forma column, including clarifying whether they were exchanged for common units of Midco II in the Common Control Reorganization and therefore are part of the 99.6 million shares of your common stock issued in exchange for Midco II’s common units in the Corporate Conversion. Also apply this comment to your presentation of pro forma balance sheet data on page 27.

RESPONSE:

The Company acknowledges the Staff’s comment and refers the Staff to the updated footnote (2) in the Capitalization table on page 92 of the Revised Registration Statement which explains why Midco I’s redeemable preferred units are no longer outstanding in the Pro Forma column. Additionally, the Company advises the Staff that it has included a reference on page 31 of the Revised Registration Statement to the Capitalization table to address the Staff’s comment to the pro forma balance sheet data.

9.

Please revise the footnotes to this table to more clearly disclose how the pro forma and pro forma as adjusted amounts related to Additional paid-in capital were calculated or determined. In this regard, we note that footnotes 4 and 5 quantify the impact of certain events included in your pro forma column but they do note fully explain the $1.4 billion balance presented in the pro forma column or the $1.9 billion balance presented in the pro forma as adjusted column.

RESPONSE:

The Company acknowledges the Staff’s comment and refers the Staff to the updated footnotes (4), (5) and (8) in the Capitalization table on pages 93 and 94 of the Revised Registration Statement which disclose how the pro forma and pro forma as adjusted amounts related to Additional paid-in capital were calculated.

U.S. Securities and Exchange Commission

January 23, 2026

10.

Please revise to clearly disclose how the amount of 106,940,683 pro forma common shares outstanding before the offering and 122,940,683 pro forma as adjusted common shares outstanding after giving effect to the offering as of September 30, 2025 was calculated or determined and why this differs from disclosures elsewhere that 109 million shares will be outstanding immediately before this offering and 125 million shares will be outstanding immediately following this offering. In this regard, we note that pro forma presentation of balance sheet accounts should reflect the impact of the various pro forma transactions as if they all occurred on the balance sheet date of September 30, 2025. Also apply this comment to your table on page 93 showing the average price paid per share by existing investors and new investors in this offering.

RESPONSE:

The Company acknowledges the Staff’s comment and refers the Staff to the updated footnotes (4) and (8) on pages 93 and 94 of the Revised Registration Statement which clarify how the amount of 106,940,683 pro forma common shares outstanding before the offering and 122,940,683 pro forma as adjusted common shares outstanding after giving effect to the offering as of September 30, 2025, were calculated and why this differs from disclosures elsewhere that 109,000,000 shares will be outstanding immediately before the offering and 125,000,000 shares will be outstanding immediately following the offering. The Company advises the Staff that the difference for both the pro forma common shares outstanding before the offering and after giving effect to the offering is the 2,059,317 shares of restricted common stock in respect of unvested Incentive Units.

Additionally, the Company advises the Staff that it has added the following bolded language to the introduction to the Capitalization section on page 91 of the Revised Registration Statement:

Both the pro forma basis and pro forma as adjusted basis reflect the impact of the various transactions as if they all occurred on September 30, 2025.

U.S. Securities and Exchange Commission

January 23, 2026

Consulting Agreement, page 163

11.	Disclose the amount of payments for the year ended December 31, 2025.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 168 of the Revised Registration Statement by adding the bolded language below to disclose the amount of payments for the year ended December 31, 2025.

We paid approximately $1.3 million, $2.1 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, in connection with services provided by AE Operating and AE Industrial Partners. Additionally, the Company paid $7.3 million to AE Industrial Partners during the year ended December 31, 2025 for certain transaction related costs.

General

12.

We refer to our comment 25 issued on December 8, 2025 and reissue. Revise to identify the “TRA Holders” who will be parties to the tax receivable agreement. Also revise to identify the “Voting Agreement Stockholders” who will be parties to the voting agreement with AE Industrial Partners and what those shareholders received in exchange for granting AE Industrial Partners their voting rights. Tell us how these arrangements are reflected in your disclosure on pages 156 and 157.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has added the following disclosure on page 164 of the Revised Registration Statement to identify the “TRA Holders” who will be parties to the Tax Receivable Agreement:

We will offer TRA rights to each person holding Class P Units of Midco II or partnership interests of Holdings (other than partners holding solely unvested partnership interests) as of immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Each holder wishing to accept such rights will execute the TRA and become a party to the rights and obligations of a party thereunder (collectively, the “TRA Holders”). Rights under the TRA will be allocated pro rata according to the number of shares of common stock held by each TRA Holder immediately following the Organizational Transactions. Holders of Class P Units or partnership interests of Holdings are not required to become TRA Holders, and may decline to accept TRA Rights in their discretion. Accordingly, we will not be able to ascertain the precise composition of the TRA Holders until the completion of this offering, however we currently anticipate that a substantial majority of our pre-IPO equity holders will elect to participate. We currently anticipate that the parties to the TRA will include all stockholders affiliated with AE Industrial Partners and Blackrock, Inc., each of our executive officers, and Tamra Erwin, who will be appointed to our board of directors in connection with this offering.

U.S. Securities and Exchange Commission

January 23, 2026

Additionally, the Company advises the Staff that it has revised the disclosure page 167 of the Revised Registration Statement by adding the following bolded language and deleting the ~~struck through~~ language to identify the “Voting Agreement Stockholders” who will be parties to the voting agreement with AE Industrial Partners:

The following stockholders have executed and delivered~~expected to execute and deliver~~ Voting Agreements to the Company: each stockholding entity affiliated with Blackrock, Inc., each of our executive officers other than our CEO Dirk Wallinger, and 196 other pre-IPO equityholders expected to hold an aggregate of approximately 42,205,534 shares of Common Stock following the Organizational Transactions (collectively, the “Voting Agreement Stockholders”).

Further, the Company advises the Staff that the consideration that the Voting Agreement Stockholders received in exchange for granting AE Industrial Partners their voting rights is disclosed under the heading “Voting Agreements” on page 167 of the Revised Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928.

Sincerely,

/s/ Kevin M. Frank
Kevin M. Frank

cc:	Dirk Wallinger

Chief Executive Officer, Yellowstone Midco Holdings II, LLC.